SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

-----------------------------------------------------

In the Matter of
                                                          CERTIFICATE
New Century Energies, Inc.
                                                                    OF
File No. 70-9397
                                                          NOTIFICATION
(Public Utility Holding Company
Act of 1935)

----------------------------------------------------



        This Certificate of Notification is filed by New Century Energies, Inc. ("NCE"), a Delaware corporation, pursuant to Rule 24. Such filing is made pursuant to NCE's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the orders of the Securities and Exchange Commission (the "Commission") dated April 7, 1999 (HCAR No. 27000) (the "Order") in the above-referenced file. The Order directed that NCE file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. As such, this certificate reports transactions from July 1, 1999 through September 30, 1999 (the "Third Quarter").



a.) The sale of any Common Stock by NCE and the purchase price per share and the market price per share at the date of the agreement of sale.
     None.

b.) The total number of shares of Common Stock issued or issuable under options granted during the quarter under NCE's dividend reinvestment plan and benefit plans.
     NCE issued 291,381 shares under its dividend reinvestment plan and 1,238 shares under its employee benefit plans.

c.) If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to acquirer.
     None.

d.) The names of the guarantors and of the beneficiaries of any NCE or Subsidiary Guarantee issued during the quarter, and the amount, term and purpose of the guarantee.
     The following guarantees were issued during the Third Quarter of 1999:

Guarantor   Benefiting Subsidiary    Amount        Matures       Purpose
--------- ------------------------ ------------ ------------- ------------------
NCE           e prime, inc.         $1,000,000   4/30/00       Gas Trading
NCE           e prime, inc.         $2,000,000   7/31/00       Power Trading
NCE           e prime, inc.         $3,000,000   12/31/00      Gas Trading
NCE           e prime, inc.         $3,000,000   Continuing    Gas Trading
NCE           e prime, inc.         $1,000,000   7/31/00       Gas Trading
NCE           e prime, inc.         $2,000,000   7/31/00       Gas Trading
NCE           e prime, inc.         $3,000,000   Continuing    Gas Trading
NCE           e prime, inc.         $4,000,000   8/31/01       Gas Trading
NCE           e prime, inc.         $1,000,000   8/31/00       Gas Trading
NCE           e prime, inc.         $1,000,000   Continuing    Financial Trading
NCE           e prime, inc.         $2,000,000   Continuing    Gas Trading
NCE           e prime, inc.         $2,000,000   8/20/00       Gas Trading
NCE           e prime, inc.         $2,500,000   Continuing    Gas Trading
NCE           e prime, inc.         $1,500,000   Continuing    Gas Trading
NCE           e prime, inc.         $2,000,000   9/30/00       Gas Trading
NCE           e prime, inc.         $  500,000   8/31/00       Financial Trading
NCE           e prime, inc.         $5,000,000   Continuing    Financial Trading
NCE           e prime, inc.         $  750,000   10/31/00      Gas and Power
                                                               Trading
NCE           e prime, inc.         $2,300,000   11/30/00      Gas Trading
NCE           e prime, inc.         $3,000,000   Continuing    Gas Trading

e.) The amount and terms of any Short Term Debt issued by NCE and the Utility Subsidiaries during the Quarter.
     NCE borrows and repays short-term debt on an on-going basis. As of 9/30/99, 1999 NCE had $19,400,000 in short-term debt outstanding at a cost of 5.52%. This debt matures on 10/18/99.

f.) The amount and terms of any financings consummated by any Utility Subsidiaries that are not exempt under Rule 52. On an on-going basis Cheyenne Light Fuel and Power Company (Cheyenne) borrows and repays short-term debt to NCE. As of September 30, 1999, Cheyenne had $15,300,000 in short-term debt outstanding at a cost of 5.48%.


g.) The amount and terms of any financings consummated by any Non-utility Subsidiary during the quarter that are not exempt under Rule 52.



     1.) Certain inter-company notes are issued and repaid on an on-going basis. As of September 30, 1999 the following such inter-company notes were outstanding:


                                                    Amount                       Interest
Lender                   Borrower                 Outstanding     Maturity         Rate
Cadence                  NC Enterprises, Inc.        $850,000        Open         5.48%

NC Centrus               NC Enterprises, Inc.        $350,000        Open         5.48%

NCE Communications,      NC Enterprises, Inc.        $725,000        Open         5.48%
Inc.

New Century              Natural Fuels Corporation   $2,700,000      Open         5.48%
Enterprises, Inc.

New Century              Planergy                    $4,931,350      Open         5.48%
Enterprises, Inc.

e' prime, inc.           NC Enterprises, Inc.        $2,200,000      Open         5.48%

NC International, Inc.   New Century Enterprises,    $3,175,000      Open         5.48%
                         Inc.
Utility Engineering
Corporation              NC Enterprises, Inc         $32,200,000     Open         5.48%

New Century
Enterprises, Inc.        Quixx Corporation           $19,160,000     Open         5.48%

Texas Ohio Pipeline,
Inc.                     e' prime, inc.              $350,000        Open         5.48%






h.) A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing.

     Filing Entity                 Date Filed             Securities Issued
Public Service Company of          July 7, 1999           Public Service Company of
Colorado                                                  Colorado Line of Credit ($300M)

Public Service Company of          July 26, 1999          Unsecured Notes ($200M)
Colorado

Public Service Company of          August 9, 1999         Public Service of Colorado
Colorado                                                  Commercial Paper program ($600M)


Public Service Company of          August 9, 1999         Public Service of Colorado
Colorado                                                  Credit Corporation Commercial
                                                          Paper Program ($200M)



i.) Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including NCE, that has engaged in jurisdictional financing transactions during the quarter. The quarterly consolidated balance sheet of NCE as of September 30, 1999 is incorporated by reference. Such balance sheet was filed with NCE's Form 10-Q for September 30, 1999 (file number 1-12927).

        The following balance sheets as of September 30, 1999 are attached as:

Exhibit 1   Cheyenne Light Fuel and Power Company
Exhibit 2   New Century Services, Inc.
Exhibit 3   New Century Enterprises, Inc. and Subsidiaries
Exhibit 4 New Century Enterprises, Inc. - Stand Alone filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 5 Balance Sheet of Natural Fuels Corporation filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 6 Balance Sheet of e prime, inc. and subsidiaries filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 7 Balance Sheet of e prime, inc. - Stand Alone filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 8 Balance Sheet of Texas Ohio Pipeline filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 9 Balance Sheet of Planergy, Inc. filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 10 Balance Sheet of Quixx, Inc. and subsidiaries filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 11 Balance Sheet of Quixx, Inc. - Stand Alone filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 12 Balance Sheet of Utility Engineering Corporation and subsidiaries filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 13 Balance Sheet of Utility Engineering Corporation - Stand Alone filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 14 Balance Sheet of NC Communications filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 15 Balance Sheet of Cadence filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 16 Balance Sheet of NC Centrus filed under confidential treatment pursuant to Rule 104 (b).



                                                   New Century Energies, Inc.

Dated:  September 30, 1999                         By: /s/Nancy E. Felker
                                                          Nancy E. Felker
                                                          Assistant Treasurer

Exhibit 1

                CHEYENNE LIGHT FUEL AND POWER COMPANY
                      UNAUDITED BALANCE SHEET
                      (Thousands of Dollars)
                        September 30, 1999


                              ASSETS

 Property, plant and equipment, at cost:                                108,557
 Less:  accumulated depreciation                                        (34,326)
                                                                   -------------
         Total property, plant and equipment                             74,231
                                                                   -------------

 Investments, at cost:                                                        1
                                                                   -------------

 Current assets:
       Cash and temporary cash investments                                  195
       Accounts receivable                                                3,604
       Accrued unbilled revenues                                            752
       Recoverable purchased gas and electric energy costs - net            621
       Materials and supplies, at average cost                              640
       Gas in underground storage, at cost (LIFO)                         1,012
       Current portion of accumulated deferred income taxes                  75
       Prepaid expenses and other                                           156
                                                                   -------------
         Total current assets                                             7,055
                                                                   -------------

 Deferred charges:
       Regulatory assets                                                    426
       Unamortized debt expense                                             594
       Other                                                                977
                                                                   -------------
         Total deferred charges                                           1,997
                                                                   -------------

       Total assets                                                      83,284
                                                                   =============


                        CAPITAL AND LIABILITIES

 Common stock                                                             3,000
 Retained earnings                                                       19,721
                                                                   -------------
       Total common equity                                               22,721
 Long-term debt                                                          29,000
                                                                   -------------
       Total capital                                                     51,721
                                                                   -------------

 Noncurrent liabilities                                                     748
                                                                   -------------

 Current liabilities:
       Notes payable and commercial paper                                15,300
       Accounts payable                                                   3,755
       Accounts payable to associated companies                           2,016
       Customers' deposits                                                  270
       Accrued taxes                                                        153
       Accrued interest                                                     329
       Other                                                                940
                                                                   -------------
         Total current liabilities                                       22,763
                                                                   -------------

 Deferred credits:
       Customers' advances for construction                               1,033
       Unamortized investment tax credits                                 1,191
       Accumulated deferred income taxes                                  5,766
       Other                                                                 62
                                                                   -------------
         Total deferred credits                                           8,052
                                                                   -------------

       Total capital & liabilities                                       83,284
                                                                   =============

Exhibit 2
                          NEW CENTURY SERVICES
                        UNAUDITED BALANCE SHEET
                        (Thousands of Dollars)
                          September 30, 1999


                                ASSETS

 Property, plant and equipment, at cost                                    (118)
                                                                  --------------

 Current assets:
       Cash and temporary cash investments                                  575
       Accounts receivable                                               35,099
       Current portion of accumulated deferred income taxes               2,008
       Prepaid expenses and other                                        27,627
                                                                  --------------
         Total current assets                                            65,309
                                                                  --------------

 Deferred charges                                                         3,141
                                                                  --------------

       Total assets                                                      68,332
                                                                  ==============


                         CAPITAL AND LIABILITIES

 Common stock                                                                 1
 Retained earnings (deficit)                                                (45)
                                                                  --------------
       Total capital                                                        (44)
                                                                  --------------

 Current liabilities:
       Notes payable and commercial paper                                39,276
       Accounts payable                                                   5,415
       Accrued taxes                                                      1,139
       Other                                                             10,414
                                                                  --------------
         Total current liabilities                                       56,244
                                                                  --------------

 Deferred credits:
       Accumulated deferred income taxes                                  4,543
       Other                                                              7,589
                                                                  --------------
         Total deferred credits                                          12,132
                                                                  --------------

       Total capital & liabilities                                       68,332
                                                                  ==============



Exhibit 3
               NC ENTERPRISES, INC. AND SUBSIDIARIES
               UNAUDITED CONSOLIDATED BALANCE SHEET
                      (Thousands of Dollars)
                       September 30, 1999


                             ASSETS

 Property, plant and equipment, at cost                                  57,122
 Less:  accumulated depreciation                                        (20,008)
                                                                    ------------
         Total property, plant and equipment                             37,114
                                                                    ------------

 Investments, at cost:
       Investments in unconsolidated subsidiaries                       358,069
       Other                                                             68,213
                                                                    ------------
         Total investments                                              426,282
                                                                    ------------

 Current assets:
       Cash and temporary cash investments                                7,986
       Accounts receivable                                               44,476
       Accounts receivable from associated companies                    102,860
       Materials and supplies                                             5,072
       Current portion of accumulated deferred income                       367
      taxes
       Prepaid expenses and other                                         4,499
                                                                    ------------
         Total current assets                                           165,260
                                                                    ------------

 Deferred charges                                                        62,295
                                                                    ------------

       Total assets                                                     690,951
                                                                    ============


                    CAPITAL AND LIABILITIES

 Common stock                                                           164,586
 Retained earnings                                                       28,304
 Accumulated other comprehensive income                                   4,756
                                                                    ------------
       Total common equity                                              197,646
 Long-term debt                                                          18,221
 Notes payable to associated companies                                  324,081
                                                                    ------------
       Total capital                                                    539,948
                                                                    ------------

 Noncurrent liabilities                                                     210
                                                                    ------------

 Current liabilities:
       Long-term debt due within one year                                 1,670
       Accounts payable                                                  89,784
       Customers' deposits                                                  321
       Accrued taxes                                                     15,890
       Other                                                             13,738
                                                                    ------------
         Total current liabilities                                      121,403
                                                                    ------------

 Deferred credits:
       Accumulated deferred income taxes                                 17,236
       Other                                                             12,154
                                                                    ------------
         Total deferred credits                                          29,390
                                                                    ------------

       Total capital & liabilities                                      690,951
                                                                    ============